FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 30, 2009

PETROBRAS ENERGIA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

                                            merges into

PETROBRAS ENERGIA S.A.

Buenos Aires, September 30, 2009 - Petrobras Energía S.A. (Buenos Aires: PESA, NYSE: PZE) announces that at the end of yesterday’s trading session at the Buenos Aires Stock Exchange, within the framework of the merger process agreed upon by PESA and Petrobras Energía Participaciones S.A. (PEPSA), all Class B outstanding shares of PEPSA were exchanged for Class B shares of PESA admitted to the public offering regime at the Buenos Aires Stock Exchange. Class B shares of PEPSA were cancelled.

In accordance with the resolutions adopted at the Special Shareholders’ Meetings of both companies held on January 30, 2009, the exchange ratio was 1 Class B common share of PEPSA of a nominal value of P$1 each and entitled to one vote per share for each 0.359015136 Class B common share of PESA of a nominal value of P$1 each and entitled to one vote per share.

Simultaneously, each American Depositary Share ( ADS ) of PEPSA admitted for public trading on the New York Stock Exchange (NYSE) was exchanged for 0.359015136 ADS s of PESA. Each ADS of PESA represents 10 Class B common shares of PESA. As of September 30, 2009 , ADSs of PESA are listed on the NYSE under the ticker symbol “PZE” under the same conditions as those previously applicable to ADSs of PEPSA, which were cancelled and delisted following the close of trading of the NYSE on September 29, 2009 ..

As a result of the aforementioned actions , the merger of PESA and PEPSA and the dissolution of PEPSA were completed, with PESA being the surviving entity for all purposes.

www.petrobras.com.ar

PETROBRAS ENERGÍA S.A.

Date: 09/30/2009

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney